1701 Market Street                                       Morgan, Lewis
Philadelphia, PA 19103                                   & Bockius LLP
Tel: 215.963.5000                                        Counselors at Law
Fax: 215.963.5001


DAVID FREESE
215.963.5862
dfreese@morganlewis.com



December 10, 2012

Dominic Minore, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re: The Advisors' Inner Circle Fund (the "Trust") (File Nos. 33-42484 and 811-06400)
        ------------------------------------------------------------------------


Dear Mr. Minore,

We are writing to respond to the oral comments we received from you on December 3, 2012 regarding the Trust's preliminary proxy statement on Schedule 14A, which was filed with the U.S. Securities and Exchange Commission ("SEC") on behalf of the Cornerstone Advisors Income Opportunities Fund (the "Fund"), a series of the Trust, pursuant to the Securities Exchange Act of 1934 and the Investment Company Act of 1940 (the "Act") on November 23, 2012. The following summarizes the SEC staff's comments and provides our responses to these comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Trust's definitive proxy statement.

1. COMMENT: Please specify the pecuniary interest of Gabriel Hammond, the majority shareholder of SCM before the Transaction and the Chief Executive Officer and President of OFI SteelPath after the Transaction, is expected to receive in connection with the Transaction.

     RESPONSE: While the preliminary proxy statement disclosed that Mr. Hammond's position with OFI SteelPath is Chief Executive Officer and President, the definitive proxy statement has been updated to disclose that Mr. Hammond is a Senior Vice President of OFI SteelPath. Accordingly, Mr. Hammond's position with respect to the Fund is limited to his role as one of the Fund's portfolio managers and as Senior Vice President of OFI SteelPath. While we respectively submit that Mr. Hammond's role would not appear to give rise to any heightened conflicts of interest with respect to the Fund or the matters that are the subject of the shareholder vote, we have added to the proxy statement the disclosure set forth below. Please note that, for privacy reasons, we have not disclosed the anticipated dollar amount Mr. Hammond expects to receive in connection with the sale of SCM.

     "Gabriel Hammond was majority owner of SCM prior to the Transaction and, as a result, has a material pecuniary interest in the Transaction. Following the Transaction, he was appointed Senior Vice President of OFI SteelPath and is expected to continue to serve as a portfolio manager to the Fund. Although Mr. Hammond does not serve as a trustee or officer of the Trust, he may be deemed to have an incentive to support the appointment of OFI SteelPath as adviser to the Fund."

2. COMMENT: Disclose in the third paragraph under the heading "Important News for Shareholders - Proposal: Approval of New Sub-Advisory Agreement" that there can be no assurances that any potential benefits as a result of the Transaction will be realized by the Fund.

     RESPONSE:  We have made the requested change.

3. COMMENT: In the last sentence of the first paragraph under the heading "Terms of the Current Agreement and the New Agreement" on page 3 of the proxy statement, delete the word "general" and insert the word "material" between the words "the" and "terms".

     RESPONSE: We have made the requested change.

4. COMMENT: In the last sentence of the second paragraph under the heading "Section 15(f) of the 1940 Act" on page 6 of the proxy statement, delete the phrase "use reasonable best efforts to".

     RESPONSE: OFI has confirmed that the disclosure accurately reflects OFI's agreement regarding Section 15(f). Each of OFI, OFI SteelPath and SCM understand that Section 15(f) by its terms does not provide for the use of reasonable best efforts to satisfy its requirements, and that as a safe harbor provision, failure to comply with the express provisions of Section 15(f) can result in an inability to rely on the provision. As noted in the disclosure, OFI intends for the Transaction to come within Section 15(f), and is unaware of any circumstances arising from the Transaction that might result in the imposition of any "unfair burden" on the Fund.

5. COMMENT: In connection with section 4(d) of the New Agreement, please confirm supplementally that no affiliated brokers will be used for a period of two years following the date of the consummation of the Transaction pursuant to Section 15(f) of the 1940 Act.

     RESPONSE: Section 4(d) of the New Agreement provides that affiliated brokers may be used in connection with the purchase or sale of Fund securities or investments subject to the provisions of the 1940 Act. Accordingly, affiliated brokers will not be used to the extent prohibited by Section 15(f) of the 1940 Act.

6. COMMENT: Any comment made to the shareholder letter, Q&A, notice or proxy statement (each, a "Proxy Document") should be made to each other Proxy Document to the extent applicable.

     RESPONSE: We have made the requested changes.


                            * * * * * * * * * * * *

I hereby acknowledge on behalf of the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and
(iii) if, to the Registrant's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

If you have any additional questions or comments, please do not hesitate to contact me at 215.963.5862.


Sincerely,

/s/ David W. Freese
--------------------
David W. Freese



cc:     Dianne M. Sulzbach, Esq.
        Timothy W. Levin, Esq.